EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	6/30/2014	6/30/2014
EARNINGS
Income Before Income Taxes	$890,471	$842,922	$678,690	$487,817	$635,650	$590,851	$187,203
Fixed Charges (as below)	283,540	269,886	248,026	245,446	215,548	180,886	79,427
Total Earnings	$1,174,011	$1,112,808	$926,716	$733,263	$851,198	$771,737	$266,630

FIXED CHARGES
Interest Expense	$241,134	$242,000	$221,976	$213,100	$182,046	$150,395	$65,766
Credit for Allowance for Borrowed Funds Used During Construction	16,506	3,786	2,350	9,046	10,102	7,091	1,961
Estimated Interest Element in Lease Rentals	25,900	24,100	23,700	23,300	23,400	23,400	11,700
Total Fixed Charges	$283,540	$269,886	$248,026	$245,446	$215,548	$180,886	$79,427

Ratio of Earnings to Fixed Charges	4.14	4.12	3.73	2.98	3.94	4.26	3.35